                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934

    For the Fiscal Year Ended December 31, 1996

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities
    Exchange Act of 1934

                        Commission file number 333-17961

                         ARISTECH CHEMICAL CORPORATION
             (Exact name of Registrant as specified in its charter)

          Delaware                                     25-1534498
   (State of Incorporation)            (I.R.S. Employer Identification Number)

             600 Grant Street, Pittsburgh, Pennsylvania 15219-2704
                    (Address of principal executive offices)

                            Tel. No. (412) 433-2747

          Securities registered pursuant to Section 12(b) of the Act:

                                      None

          Securities registered pursuant to Section 12(g) of the Act:

                                      None

This report contains only financial statements for the year ended December 31, 1996 in accordance with Rule 15d-2.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES[X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 21, 1997: $0.

Common stock outstanding at March 21, 1997: 14,908 shares.

Documents Incorporated By Reference:

None

                         ARISTECH CHEMICAL CORPORATION
                         -----------------------------
                       CONSOLIDATED FINANCIAL STATEMENTS
                        as OF DECEMBER 31, 1996 AND 1995
                       and FOR EACH OF THE THREE YEARS IN
                       the PERIOD ENDED DECEMBER 31, 1996
                        AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

Aristech Chemical Corporation:

We have audited the accompanying consolidated balance sheets of Aristech Chemical Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
January 30, 1997 (except for Note 17, as to which the date is March 7, 1997)

          Aristech Chemical Corporation
          Consolidated Financial Statements

          Table of Contents

                                                                                             Page
                                                                                             ----
          Consolidated Statements of Income For the Years Ended
                   December 31, 1996, 1995 and 1994                                          1

          Consolidated Balance Sheets, December 31, 1996 and 1995                            2

          Consolidated Statements of Cash Flows For the Years Ended
                   December 31, 1996, 1995 and 1994                                          3-4

          Consolidated Statements of Stockholders' Equity For the Years Ended
                   December 31, 1996, 1995 and 1994                                          5

          Notes to the Consolidated Financial Statements                                     6 - 18



ARISTECH CHEMICAL CORPORATION
Consolidated Statements of Income
For the Years Ended December 31, 1996, 1995 and 1994
(Dollars in Millions)
----------------------------------------------------

                                                                             1996                1995           1994
                                                                             ----                ----           ----
Sales                                                                       $ 906.6           $ 1,023.3        $ 945.5

Operating Costs:
     Cost of sales                                                            704.4               758.9          763.5
     Selling, general and administrative expenses                              46.9                43.6           61.3
     Depreciation and amortization                                             47.7                48.4           50.3
                                                                            -------           ---------        -------
          Total Operating Costs                                               799.0               850.9          875.1
                                                                            -------           ---------        -------
Operating Income                                                              107.6               172.4           70.4


Loss on Disposal of Assets                                                     (7.9)              (19.0)          (4.3)
Other (Expense) Income, Net                                                    (1.6)               (1.1)           3.4
Interest Income                                                                  .7                 2.1            1.2
Interest Expense                                                              (37.9)              (49.8)         (56.0)
                                                                            -------           ---------        -------
Income Before Provision for Taxes on Income
  and Extraordinary Loss                                                       60.9               104.6           14.7

Provision for Taxes on Income                                                  27.6                44.4            9.5

Income Before Extraordinary Loss                                               33.3                60.2            5.2

Extraordinary Loss, Net of Income Tax Benefit of $3.2                           ---                 ---            5.1
                                                                            -------           ---------        -------
Net Income                                                                  $  33.3           $    60.2        $    .1
                                                                            =======           =========        =======

Related party transactions:

          Sales                                                            $   83.2          $     83.4       $   52.6
          Purchases                                                            24.0                27.2           15.7
          Interest Expense                                                     35.8                50.6           31.4


The accompanying notes are an integral part of these financial statements.

ARISTECH CHEMICAL CORPORATION
Consolidated Balance Sheets
December 31, 1996 and 1995
(Dollars in Millions)
-----------------------------

                                                                                                1996              1995
                                                                                                ----              ----
ASSETS
Current Assets:
     Cash and equivalents                                                                   $    1.9         $      .4
     Short-term investments                                                                      ---              17.0
     Receivables (less allowance for doubtful
        accounts of $.6 for 1996  and 1995)                                                     99.0             110.7
     Receivables - related parties                                                              11.2              10.6
     Inventories                                                                               113.1             101.1
     Net assets held for sale                                                                    ---              42.3
     Deferred income taxes                                                                       ---               8.7
     Other current assets                                                                        2.1               5.0
                                                                                            --------         ---------
          Total Current Assets                                                                 227.3             295.8

Property, plant and equipment, net of accumulated depreciation                                 598.0             602.3
Excess cost over assets acquired                                                               172.6             174.6
Deferred income taxes                                                                            1.5               ---
Other assets                                                                                    14.4              17.3
                                                                                            --------         ---------
          Total Assets                                                                      $1,013.8         $ 1,090.0
                                                                                            ========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                                                       $   68.5         $    71.3
     Accounts payable - related parties                                                           .5                .5
     Payroll and benefits payable                                                               12.0              11.9
     Accrued taxes                                                                              13.1               8.4
     Deferred income taxes                                                                        .7               ---
     Short-term borrowings                                                                      40.4               8.7
     Long-term debt due within one year                                                           .1               ---
     Other current liabilities                                                                  17.2              20.1
                                                                                            --------         ---------
          Total Current Liabilities                                                            152.5             120.9

Long-term debt - related parties                                                               160.3             572.0
Long-term debt - other                                                                         149.6                .2
Deferred income taxes                                                                          164.7             177.7
Other liabilities                                                                               31.9              34.5
Other liabilities - related parties                                                              1.2               ---
                                                                                            --------         ---------
           Total Liabilities                                                                   660.2             905.3
                                                                                            --------         ---------
Redeemable preferred stock, series A, convertible (no par,
      1,000,000 shares authorized, 509,983 shares issued at December 31, 1995)                   ---              51.0

Common stock ($.01 par value, 20,000 shares authorized,
       14,908 shares issued at December 31, 1996 and 10,050
       shares issued at December 31, 1995)                                                       ---               ---
Additional paid-in capital                                                                     378.8             154.5
Retained deficit                                                                               (25.2)            (20.8)
                                                                                            --------         ---------
           Total Stockholders' Equity                                                          353.6             133.7
                                                                                            --------         ---------
           Total Liabilities and Stockholders' Equity                                       $1,013.8         $ 1,090.0
                                                                                            ========         =========

The accompanying notes are an integral part of these financial statements.

ARISTECH CHEMICAL CORPORATION
Consolidated Statements of Cash Flows
For the Years Ended December 31, 1996, 1995  and 1994
(Dollars in Millions)
-----------------------------------------------------

                                                                           1996             1995              1994
                                                                           ----             ----              ----
Cash Flows From Operating Activities:
     Net Income                                                        $   33.3         $   60.2          $     .1
     Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation                                                        42.5             43.4              44.7
       Amortization of excess cost over assets acquired                     5.2              5.6               5.6
       Amortization of merger expenses                                      2.0              1.9               2.6
       Amortization of deferred compensation                                ---               .9               5.3
       Amortization of compensation and anti-dilution
        option liabilities                                                  ---              ---              12.3
       Deferred income taxes                                               (5.1)            26.5               9.4
       Loss on disposal of assets                                           7.9             19.0               4.3
       Loss from equity investee                                             .5              1.2                .1
       Decrease (increase) in accounts receivable                          11.0              2.7             (53.5)
       Decrease (increase) in inventories                                  (9.0)           (17.8)              3.2
       Increase (decrease) in accounts payable
        and other current liabilities                                      (1.9)           (57.3)             38.5
       Payment-in-kind debenture interest expense                           ---              5.7              20.9
       Extraordinary loss, net of income tax benefit                        ---              ---               5.1
       All other                                                           (2.4)            (6.5)            (20.7)
                                                                       --------         --------          --------
     Net Cash Provided by Operating Activities                             84.0             85.5              77.9

Cash Flows From Investing Activities:
     Capital expenditures                                                 (41.5)           (55.3)            (33.4)
     Purchase of short-term investment                                      ---            (17.0)              ---
     Maturity of short-term investment                                     17.0              ---               ---
     Cash received on disposal of assets                                   39.7             91.9               3.0
     Cash assumed from additional purchase of Avonite                        .7              ---              ---

                                                                       --------         --------          --------
     Net Cash Provided by (Used in) Investing Activities                   15.9             19.6             (30.4)

Cash Flows From Financing Activities:
     Short-term debt increase (decrease)                                   31.7              8.7             (12.8)
     Repayment of long-term debt                                         (220.1)          (155.9)           (531.4)
     Proceeds from issuance of long-term debt                             148.9             39.0             527.0
     Long-term debt issuance costs                                         (4.0)             ---               ---
     Dividends paid                                                       (24.2)            (3.8)              ---
     Payments for purchase of treasury stock                                ---            (68.3)             (2.0)
     Redemption of preferred stock                                         (6.2)            (6.1)              ---
     Redemption of payment-in-kind debentures                             (24.5)           (24.5)              ---
     Issuance of common stock                                               ---             77.5               ---
                                                                       --------         --------          --------
     Net Cash Used in Financing Activities                                (98.4)          (133.4)            (19.2)

Net Increase (Decrease) in Cash and Equivalents                             1.5            (28.3)             28.3
Cash and Equivalents, Beginning of Year                                      .4             28.7                .4
                                                                       --------         --------          --------
Cash and Equivalents, End of Year                                      $    1.9         $     .4          $   28.7
                                                                       ========         ========          ========

                                                                           1996             1995              1994
                                                                           ----             ----              ----
Supplemental disclosure of cash flow information:
      Cash paid during period for:

                Interest                                               $   39.3         $   46.7          $   34.6
                Income taxes                                               27.3             13.8                .9


Non-cash financing activities include the conversion of debentures of $179.5 million and Redeemable Series A Convertible PIK Preferred Stock of $44.8 million for common stock totaling $224.3 million in 1996; debentures issued in lieu of cash payments for interest of $5.7 million in 1995 and $20.9 million in 1994; and the issuance of additional shares for dividends on the Redeemable Series A Convertible PIK Preferred Stock of $1.5 million in 1995 and $5.2 million in 1994.


Non-cash investing transactions for 1996 include the acquisition of an additional 10% interest in Avonite in exchange for the assignment of a $1.0 million promissory note from Avonite to the Avonite minority stockholders. Non-cash investing activities also include the then pending sale of $28.2 million and $55.6 million of net property, plant and equipment at December 31, 1995 and 1994, respectively, which resulted in a decrease in net property, plant and equipment and a corresponding increase in assets held for sale.


   The accompanying notes are an integral part of these financial statements.

ARISTECH CHEMICAL CORPORATION
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 1996, 1995 and 1994
(Dollars in Millions)
----------------------------------------------------

                                                             Common Stock
                                                         ====================
                                                                                  Additional
                                                          Number     Treasury       Paid-in      Treasury       Retained
                                                         of Shares    Shares        Capital        Stock         Deficit
                                                         ---------   --------     ----------     --------       --------
Balance - December 31, 1993                               7,536        (36)       $    78.0      $   (1.0)     $   (70.6)

Dividend on Series A
     Convertible Preferred Stock                            ---        ---              ---           ---           (5.2)

Transfer from temporary equity                               69        ---              2.0           ---            ---

Treasury stock purchased                                    ---        (69)             ---          (2.0)           ---

Net Income - 1994                                           ---        ---              ---           ---             .1
                                                         ------    -------        ---------      --------      ---------

Balance - December 31, 1994                               7,605       (105)            80.0          (3.0)         (75.7)

Dividend on Series A
      Convertible Preferred Stock                           ---        ---              ---           ---           (5.3)

Transfer from temporary equity                            2,245        ---             68.3           ---            ---

Treasury stock purchased                                    ---     (2,245)             ---         (68.3)           ---

Treasury stock retired                                      ---      2,350              ---          71.3            ---

Shares canceled                                          (2,350)       ---            (71.3)          ---            ---

Shares issued                                             2,550        ---             77.5           ---            ---

Net Income - 1995                                           ---        ---              ---           ---           60.2
                                                         ------    -------        ---------      --------      ---------

Balance - December 31, 1995                              10,050        ---            154.5           ---          (20.8)

Dividend on Series A
      Convertible Preferred Stock                           ---        ---              ---           ---           (4.2)

Dividend - common stock                                     ---        ---              ---           ---          (20.0)

Conversion of payment-in-kind debentures
      to common stock                                     3,888        ---            179.5           ---            ---

Conversion of Series A Convertible
      Preferred Stock to common stock                       970        ---             44.8           ---            ---

Assumption of minority deficit in Avonite                   ---        ---              ---           ---          (14.1)

Net Income - 1996                                           ---        ---              ---           ---           33.3

All other                                                   ---        ---              ---           ---             .6
                                                         ------    -------        ---------      --------      ---------
Balance - December 31, 1996                              14,908        ---        $   378.8      $    ---      $   (25.2)
                                                         ======    =======        =========      ========      =========


   The accompanying notes are an integral part of these financial statements.

ARISTECH CHEMICAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       GENERAL

         On March 7, 1990, a tender offer was completed by which ACC Acquisition Corporation ("Acquisition"), an indirect wholly owned subsidiary of ACC Holdings Corporation ("Holdings"), acquired all the shares of Aristech Chemical Corporation ("Aristech") common stock for $27 per share. Subsequent to completion of the tender offer, Acquisition was merged with and into Aristech. All of Aristech's outstanding common stock was then owned by ACC Middle Corporation ("Middle") which was a wholly owned subsidiary of Holdings. The acquisition of Aristech was accounted for as a purchase transaction with the purchase price being allocated to assets and liabilities based on their fair values as of the date of acquisition. The excess cost over the net assets acquired totaled $235.6 million.

         At the time of acquisition, 76.1% of the common stock of Holdings was held by Mitsubishi Corporation ("MC") and Mitsubishi International Corporation ("MIC") with the balance held by Aristech senior management, Blackstone Capital Partner, L.P., and Blackstone Family Investment Partnership, L.P.

         During 1990, MC sold a portion of its shares to Mitsubishi Kasei Corporation, Mitsubishi Gas Chemical Company, Inc. ("MGCC"), Mitsubishi Rayon Co., Ltd. ("MRC"), and Mitsubishi Petrochemical Co., Ltd. (collectively the "Minority Owners") thereby reducing its share of ownership in the Company to 55.7%. Mitsubishi Kasei Corporation and Mitsubishi Petrochemical Co., Ltd. subsequently merged to form Mitsubishi Chemical Corporation ("MCC").

         Middle was merged with and into Holdings on August 1, 1994. Holdings was merged with and into Aristech under the name of Aristech Chemical Corporation (the "Company") on December 30, 1994.

         Combined and separate results of Aristech and Holdings during the periods preceding the merger were as follows:

         (In millions)
                  For the period ended
                  December 30, 1994                           Aristech          Holdings         Combined
                  -----------------                           --------          --------         --------
                  Sales                                       $  945.5          $   ---          $  945.5
                  Extraordinary loss                              (5.1)             ---              (5.1)
                  Net income (loss)                               12.6            (12.5)               .1

         In March 1995, the Company purchased all outstanding shares held by the Blackstone partnerships, and all the outstanding shares and options held by Aristech senior management. At the same time, 2,550 shares were issued to MC and MIC. The purchased shares, as well as shares previously held as treasury stock, were retired. In April 1995, MC acquired all the shares held by MGCC.

         Effective September 30, 1996, the Company called for the redemption of all of the outstanding 10% Series A Convertible Subordinated Payment-in-Kind Debentures ("PIK Debentures") and 10% Series A Convertible Payment-in-Kind Preferred Stock ("PIK Preferred Stock"). All such securities were held by MC, MIC, MCC and MRC. MC, MIC, and MCC elected to exercise their right to convert the principal amount of $179.5 million of PIK Debentures into 3,888 shares of common stock and $44.8 million of PIK Preferred Stock into 970 shares of common stock. The remaining principal amount of $24.5 million of PIK Debentures and $6.2 million of PIK Preferred Stock held by MRC were redeemed for cash. The holders of the 14,908 shares of common stock outstanding at December 31, 1996 are as follows:

                  Mitsubishi Corporation                                         77.7%
                  Mitsubishi International Corporation                            4.5
                  Mitsubishi Chemical Corporation                                14.8
                  Mitsubishi Rayon Company, Ltd.                                  3.0

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Investments in other entities over which the Company exercises significant influence are carried on the equity basis. All intercompany accounts and transactions have been eliminated. Certain amounts previously reported in financial statement captions have been reclassified to conform with the 1996 presentation.

         The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Adoption did not have a material effect on the Company's financial position or results of operations.

         The Company has not completed the process of evaluating the impact that will result from adopting Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The Company does not expect adoption of this statement to have a material effect on the consolidated financial statements.

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Inventories

         Inventories are stated at the lower of aggregate cost or market. Cost is determined primarily by the last-in, first-out ("LIFO") method. Inventory costs include direct and indirect manufacturing costs associated with the production of product.

         Property, Plant and Equipment

         Property, plant and equipment are carried at cost. Major replacements and improvements which extend the life of the property are capitalized, while maintenance and repairs are expensed as incurred. The Company capitalizes the interest cost associated with major property additions while in progress and amortizes the amount over the useful lives of the related assets. Depreciation of plant and equipment is computed on the straight-line method.

         When a plant or major facility within a plant is sold or otherwise disposed of, any gain or loss is reflected in the consolidated statement of income. Proceeds from the sale of other facilities depreciated on a group basis are credited to the depreciation reserve.

         The Company capitalizes the cost of catalyst replacement and amortizes the cost over the life of the catalyst. The Company expenses any other planned maintenance activity during the period the work was performed.

         Excess Cost Over Assets Acquired

         The excess cost over the fair value of assets acquired is generally amortized on a straight-line basis over a 40 year period. Such amount associated with the 1990 acquisition has been allocated to each of the Company's businesses based on historical operating results prior to the acquisition. Accumulated amortization of the excess cost over assets acquired was $49.2 million and $44.0 million at December 31, 1996 and 1995, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Pensions

         The Company maintains defined benefit pension plans with benefits based on compensation and years of service for substantially all of its employees. The Company's funding practice is to contribute annually not less than the actuarially determined minimum funding requirements of the Employee Retirement Income Security Act of 1974 nor more than the maximum funding limitation under the Internal Revenue Code. Contributions are intended to provide benefits for service to date and for benefits expected to be earned in the future.

         The Company also maintains defined contribution plans which cover certain eligible salaried and hourly employees. The Company's cost is determined based on a percentage of compensation as defined by the plans (see Note 4).

         Income Taxes

         Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The deferred income taxes are computed annually for differences between book and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (see Note 5).

         Income Recognition

         Sales and related costs of sales are included in income when goods are shipped or services are rendered to the customer.

         Cash Equivalents

         The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents. Such investments are carried at cost which approximates fair value.

         Short-Term Investments

         Instruments with a maturity greater than three months but less than one year at the time of purchase are considered short-term investments. At December 31, 1995, the Company held a $17.0 million investment in a time deposit maturing in February 1996 for purposes of securing various letters of credit. Because the Company intended to hold such investment to maturity, the investment was reported at amortized cost which approximated fair value at December 31, 1995. The Company is no longer required to secure the letters of credit.

         Interest Rate Swap Agreements

         The differential to be paid or received is accrued as interest rates change over the life of the agreements (see Note 10).

         Environmental Compliance and Remediation

         Environmental compliance costs include ongoing maintenance, monitoring and similar costs. Such costs are expensed as incurred. Except to the extent costs can be capitalized, environmental remediation costs are fully accrued when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

3.       NATURE OF OPERATIONS

         The Company's operations are conducted in one business segment, the production and marketing of chemical and polymer products. The major chemical products include phenol, acetone, bisphenol-A, aniline, phthalic anhydride, 2-ethylhexanol and plasticizer. Major polymer products include polypropylene and acrylic sheet. Approximately 80% of the total sales are of products which are considered commodity chemicals. The Company's products are generally sold for further processing by manufacturers of automotive components, construction materials and consumer products.

         The Company's product line provides it with a diverse revenue base. The Company does not derive significant revenue from any single customer. International sales are made primarily to Japan, Canada and Taiwan.

         The Company exported chemical products with a total sales revenue of $172.4 million in 1996, $186.8 million in 1995 and $134.5 million in 1994.

4.       PENSIONS AND OTHER POSTRETIREMENT BENEFITS

         Substantially all employees of the Company are covered by various defined benefit or defined contribution plans. The cost of such plans was $5.7 million in 1996, $4.9 million in 1995 and $4.4 million in 1994.

         Defined benefit pension cost for 1996, 1995 and 1994 includes the following components:

         (In millions)                                                         1996             1995              1994
                                                                              ------           ------            -----
              Cost of benefits earned during the period                       $ 3.8            $ 3.2             $ 3.9
              Interest cost on projected benefit obligation                     3.8              3.8               3.8
              Actual return on plan assets                                     (6.5)            (7.6)              (.7)
              Net amortization and deferral                                     3.7              4.7              (3.0)
                                                                              -----            -----             -----
                      Total                                                   $ 4.8            $ 4.1             $ 4.0
                                                                              =====            =====             =====

         Assumptions                                                           1996             1995              1994
         -----------                                                          ------           ------            -----
              Discount rate, net periodic pension cost                         7.25%            8.50%              7.5%
              Rate of increase in compensation levels, net
                  periodic pension cost                                        4.00             4.00               3.5
              Expected long-term rate of return on assets                      9.00             9.00              10.0
              Discount rate, projected benefit obligation                      7.75             7.25               8.5
              Rate of increase in compensation levels, projected
                  benefit obligation                                           4.50             4.00               3.0

4.       PENSIONS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

         The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1996 and 1995:

                                                                 Assets Exceed                   Accumulated
                                                                  Accumulated                     Benefits
                                                                   Benefits                     Exceed Assets
                                                                 -------------                  -------------
         (In millions)                                         1996         1995                1996         1995
                                                              ------       ------              ------       -----
              Actuarial present value of benefit
                 obligations:
                  Vested benefit obligation                 $  (31.4)    $  (25.1)           $  (4.2)    $   (9.4)
                                                            ========     ========            =======     ========

                  Accumulated benefit obligation            $  (36.0)    $  (28.1)           $  (4.5)     $ (10.4)
                                                            ========     ========            =======     ========

                  Projected benefit obligation              $  (52.5)    $  (41.2)           $  (7.5)     $ (17.1)

              Plan assets at fair value                         39.5         28.9                1.2          8.8
                                                            --------     --------            -------     --------
              Plan assets less than projected benefit
                  obligation                                   (13.0)       (12.3)              (6.3)        (8.3)

              Unrecognized net loss                              7.1          8.0                 .9          3.4
              Unrecognized prior service cost                     .7          (.3)               3.9          1.9
                                                            --------     --------            -------      -------
              Accrued pension cost recognized in
                  the consolidated balance sheets           $   (5.2)    $   (4.6)           $  (1.5)    $   (3.0)
                                                            ========     ========            =======     ========

         Amounts recognized in the 1996, 1995 and 1994 consolidated income statements due to the settlement or curtailment of pension plans as a result of the sales of the coal chemical business and the Polyester Group (see Note 16) were not significant.

         Plan assets are invested primarily in listed stocks and bonds.

         In addition to providing pension benefits, the Company provides certain medical and life insurance benefits to eligible retired employees. Under the terms of the benefit plans, which are unfunded, the Company reserves the right to modify or discontinue the plans.

         A transition obligation of $5.9 million existed at the date of adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company, as permitted by SFAS No. 106, has chosen to amortize this transition obligation on a straight-line basis over 20 years.

         The expense for other postretirement benefits was $1.4 million in 1996, $2.1 million in 1995 and $1.4 million in 1994. The cash payments for such benefits were $.6 million in 1996, $.7 million in 1995 and $.6 million in 1994.

         Postretirement benefit cost for 1996, 1995 and 1994 included the following components:

         (In millions)                                                         1996           1995            1994
                                                                               ----           ----            ----
              Cost of benefits earned during the period                       $  .4          $  .4           $  .5
              Interest cost on accumulated postretirement
                 obligation                                                     1.2            1.4              .6
              Amortization of transition obligation                              .2             .3              .3
              Charge due to transfer of employees to Ashland                    (.4)           ---             ---
                                                                              -----          -----           -----
                     Total                                                    $ 1.4          $ 2.1           $ 1.4
                                                                              =====          =====           =====

         For measurement purposes, the discount rates used for calculating the present value of postretirement benefit liabilities were 7.75% for 1996, 7.25% for 1995 and 8.75% for 1994.

4.       PENSIONS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

         The following table sets forth the plans' postretirement benefit liability as of December 31, 1996 and 1995:

         (In millions)                                                                        1996         1995
                                                                                             ------       -----
              Accumulated postretirement benefit obligation:
                 Retirees                                                                  $  (7.5)    $   (7.3)
                 Fully eligible active plan participants                                      (2.9)        (3.6)
                 Other active plan participants                                               (5.7)        (7.0)
                                                                                           -------     --------
                     Total                                                                   (16.1)       (17.9)
              Unrecognized (gain) loss                                                         (.8)         1.0
              Unrecognized prior service cost                                                   .2          ---
              Unrecognized transition obligation                                               3.7          4.6
                                                                                           -------     --------

              Accrued postretirement benefit liability recognized in
                 the consolidated balance sheets                                           $ (13.0)    $  (12.3)
                                                                                           =======     ========

         The assumed health care cost trend rate was 8% for 1996 and 1995 and 9% for 1994. These rates were assumed to decline to 4% for 1996 and 1995 over six year periods and to 5% for 1994 over a ten year period. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1996 by 5% and the sum of the service and interest costs in 1996 by 7.2%.

5.       TAX PROVISION

         Provision for taxes on income is as follows:

         (In millions)                                                         1996           1995        1994
                                                                              ------         ------      -----
              Current federal income taxes                                   $ 28.6         $ 16.3      $  1.1
              Current state and local income taxes                              3.4            3.3         1.5
              Deferred income taxes                                            (3.6)          24.8         6.9
                                                                             ------         ------      ------

              Total provision before change in valuation allowance             28.4           44.4         9.5
              Change in valuation allowance                                     (.8)           ---         ---
                                                                             ------         ------      ------

              Total Provision                                                $ 27.6         $ 44.4      $  9.5
                                                                             ======         ======      ======


         A reconciliation of the differences between income taxes computed at the federal statutory rate to the total provision for income taxes is as follows:

         (In millions)                                                         1996           1995        1994
                                                                              ------         ------      -----
              Statutory rate applied to income before tax                    $ 21.0         $ 36.6      $  5.1
              Foreign Sales Corporation benefits & other
                tax credits                                                     (.5)           (.7)        (.5)
              Goodwill amortization                                             2.0            2.1         2.0
              Losses from equity investee                                       4.3            ---         ---
              Goodwill write-off                                                ---            5.9         2.3
              State income taxes after federal income tax benefit               2.0            1.4          .1
              Other                                                             (.4)           (.9)         .5
                                                                             ------         ------      ------
              Total provision for income taxes before change in
                valuation allowance                                            28.4           44.4         9.5
              Change in valuation allowance                                     (.8)          ---          ---
                                                                             ------         ------      ------
              Total provision for income taxes                               $ 27.6         $ 44.4      $  9.5
                                                                             ======         ======      ======

         The tax effect of the significant temporary differences which comprise the deferred tax assets and liabilities is as follows:

         (In millions)                                                                  1996             1995
                                                                                       ------           -----
                Deferred tax assets:
                   Accruals different than payments                                   $ 15.3           $ 16.5
                   Net operating loss carryforwards                                      8.8              ---
                   Other tax credit carryforwards                                        ---             10.6
                   Other                                                                  .1               .1
                                                                                      ------           ------
                   Gross deferred tax assets before valuation allowance                 24.2             27.2
                   Less valuation allowance                                             (8.7)             ---
                                                                                      ------           ------
                   Gross deferred tax assets                                            15.5             27.2
                                                                                      ------           ------

                Deferred tax liabilities:
                   Property and inventory                                              178.6            197.0
                   Losses from equity investee                                           ---             (4.3)
                   Accruals different than payments                                      ---              2.3
                   Other                                                                  .8              1.2
                                                                                      ------           ------
                   Gross deferred tax liabilities                                      179.4            196.2
                                                                                      ------           ------

                   Net deferred tax liabilities                                       $163.9           $169.0
                                                                                      ======           ======

         Avonite (see Note 8) has net operating loss carryforwards of $25.2 million which expire in years 1999 through 2011. Since Avonite is not consolidated for tax purposes, utilization of these carryforwards is limited to the taxable income of Avonite. Should a tax benefit be subsequently recognized relating to the valuation allowance at December 31, 1996, $4.4 million of such benefit will be allocated to reduce excess cost over assets acquired and the assumed Avonite minority deficit.

         During 1996 and 1994, the Company settled IRS examinations related to audit years through December 31, 1990. These settlements resulted in increases in the excess cost over assets acquired account of $1.7 million in 1995 and $2.8 million in 1994. The Company also completed an IRS survey relating to years through December 31, 1993. Management believes that reserves established for open years are adequate.

6.       INVENTORIES

         Inventories consist of the following at December 31, 1996 and 1995:

         (In millions)                                                                  1996             1995
                                                                                       ------           -----
              Raw materials                                                           $ 24.8           $ 28.8
              Finished products                                                         70.8             61.5
              Supplies and sundry items                                                 17.5             15.7
                                                                                      ------           ------
                  Total Inventory                                                      113.1            106.0
              Less inventory held for sale                                               ---              4.9
                                                                                      ------           ------
                  Net Inventory                                                       $113.1           $101.1
                                                                                      ======           ======

         The current cost of inventories at December 31, 1996 and 1995 was $110.2 million and $98.5 million, respectively.

         The Company had LIFO liquidations resulting in a decrease in cost of sales of $.1 million in 1996, an increase in cost of sales of $.1 million in 1995 and a decrease in cost of sales of $2.6 million in 1994.

7.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of the following at December 31, 1996 and 1995:

         (In millions)                                                                  1996             1995
                                                                                       ------           -----
              Land                                                                     $ 13.8           $ 13.5
              Buildings                                                                  36.8             37.1
              Machinery and equipment                                                   793.0            794.2
                                                                                       ------           ------

                  Total property, plant and equipment                                   843.6            844.8
                  Less accumulated depreciation                                         245.6            214.3
                  Less net property, plant and equipment held for sale                    ---             28.2
                                                                                       ------           ------
                  Net property, plant and equipment                                    $598.0           $602.3
                                                                                       ======           ======


8.       AVONITE, INC.

         On December 15, 1987, the Company acquired for $5.0 million a 50% interest in Avonite, Inc. ("Avonite") of Belen, New Mexico, a producer and marketer of premium unsaturated polyester sheet. The investment was accounted for under the equity method. As of December 31, 1995, the Company had made loans to Avonite totaling $8.8 million for working capital and construction of a new production facility completed in 1989. Interest receivable relating to the loans at December 31, 1995 was $5.9 million. In the ordinary course of business, the Company sells products to Avonite and the outstanding receivable balance relating to these sales at December 31, 1995 was $2.6 million.

         On July 1, 1996, the Company acquired an additional 10% of the outstanding common stock of Avonite in exchange for the assignment to the Avonite minority owners of a $1.0 million note owed by Avonite to the Company. As a result, Avonite became a consolidated subsidiary of the Company. Excess cost over assets acquired of $3.5 million was recorded and the minority deficit at the date of the additional acquisition of $14.1 million was assumed by the Company.

9.       LEASE COMMITMENTS

         The Company has operating leases primarily for buildings, railway equipment, data processing and automotive equipment. Capital leases are immaterial.

         Minimum annual rentals for operating leases with initial or remaining lease terms in excess of one year were as follows at December 31, 1996:

                               (In millions)
                                    1997                                  $ 14.6
                                    1998                                    11.3
                                    1999                                     9.4
                                    2000                                     6.7
                                    2001                                     3.1
                                    Thereafter                                .4
                                                                          ------

                               Total minimum lease payments               $ 45.5
                                                                          ======


         Operating lease rental expense was $12.0 million for 1996, $11.0 million for 1995 and $12.0 million for 1994.

10.      DEBT

                                                                                Interest
         (In millions)                                    Maturity               Rates          1996          1995
                                                          --------             ---------       ------        -----
              Term Loan - MC                                2002                Variable      $100.0        $203.0
              Term Loan - MIC                               1997                Variable         ---         100.0
              Revolving Loan - MIC                          2002                Variable        48.0          65.0
              Subordinated PIK Debentures                   2005-2007                10%         ---         204.0
              6 7/8% Notes                                  2006                  6.875%       148.9           ---
              Note payable to Avonite stockholder           2006                Variable        11.2           ---
              Priority Promissory Note                      2006                Variable         1.1           ---
              Industrial Revenue Bond                       2008                Variable          .6           ---
              Capital lease obligations                     1997-1999                             .2            .2
                                                                                              ------        ------
                                                                                               310.0         572.2
              Less amount due within one year                                                     .1           ---
                                                                                              ------        ------
              Total                                                                           $309.9        $572.2
                                                                                              ======        ======

         On August 1, 1994, the Company refinanced the prior $825.0 million Credit Agreement dated April 18, 1990 as well as a $42.0 million subordinated loan entered into on March 1, 1994 through a combination of permanent and temporary financing provided by MC, MIC and certain commercial banks. The permanent financing was provided by MC in the form of a $203.0 million Term Loan due July 31, 2002. The agreement governing this financing provides for interest on outstanding borrowings at a variable rate based on the London Interbank Offered Rate (LIBOR), plus a margin of 1.375% for loans extending to June 3, 1996, a margin of .55% for loans extending to November 1, 1996, and a margin of .4875% for loans from November 1, 1996 and thereafter. The temporary financing, which was guaranteed by MC, was arranged through MIC and three commercial banks. The MIC financing was provided in the form of a $100.0 million Term Loan and a Revolving Loan with a maximum commitment of $100.0 million, with both facilities maturing March 31, 1995. The commercial bank financing was provided in the form of three Term Loans totaling $156.0 million and a Revolving Loan with a maximum commitment of $20.0 million, all maturing on March 31, 1995.

         Due to this refinancing, the unamortized portion of deferred finance charges related to the Credit Agreement of $8.3 million was recognized as a loss. This amount, net of the related income tax benefit of $3.2 million, is presented as an extraordinary loss in the 1994 consolidated statement of income.

         On January 4, 1995, the commercial bank financing was repaid in its entirety by increasing the commitment amount of the MIC Revolving Loan to $250.0 million and by replacing the previous $20.0 million committed Revolving Loan with a $20.0 million discretionary line of credit at a variable rate of interest available through two commercial banks. The amount outstanding under the discretionary line of credit at December 31, 1995 was $8.7 million at a rate of 6.1%.

         The original maturity of the MIC financing scheduled for March 31, 1995 was extended annually to March 31, 1997. The maturity on the MIC Revolving Loan was further extended to April 18, 2002 in September 1996.

         On June 3, 1996, the Company prepaid $103.0 million of the MC Term Loan from proceeds available through the $250.0 million MIC Revolving Loan.

         On November 25, 1996, the Company issued $150.0 million of 6.875% notes due November 15, 2006 ("Notes") at a discount of $1.1 million. The proceeds were used to prepay in entirety the $100.0 million MIC Term Loan and the balance was used for general corporate purposes. Also effective November 25, 1996, the MIC Revolving Loan commitment was reduced to $150.0 million and the interest rate was increased from LIBOR plus a margin of .15% to LIBOR plus a margin of .1875%.

         Prior to the issuance of the Notes, the Company entered into an interest rate hedging contract with a commercial bank that effectively fixed at 6.404% the treasury rate component of the all-in cost (treasury rate component plus credit margin) of the Notes. The Company settled the interest rate hedging contract at a cost of approximately $2.5 million on November 22, 1996, which is being amortized along with other costs associated with the Notes over the life of the Notes.

         Effective December 17, 1996, the previous $20.0 million discretionary line of credit with two commercial banks was replaced with a new $50.0 million discretionary facility at a variable rate of interest provided by one commercial bank. The amount outstanding at December 31, 1996 was $40.4 million at a rate of 7.4%.

         During 1992, the Company hedged some of its exposure to upward movements in interest rates by entering into interest rate swap arrangements on $250.0 million of debt by fixing the effective rate of interest at approximately 7.4%. These swaps consisted of varying maturity dates ranging from January 1994 to July 1995. As of December 31, 1995 and 1996, there were no swap arrangements outstanding.

         On March 7, 1990, the Company issued $80.0 million of PIK Debentures to MC and MIC. An additional $64.0 million of PIK Debentures were issued to the Minority Owners on November 27, 1990. Interest on these debentures from issue date to March 1, 1995, was paid in the form of additional debentures bearing the same terms as the original issue. Additional issues of debentures in lieu of cash payments for interest were $5.7 million in 1995 and $20.9 million in 1994. Commencing with the June 1, 1995 payment date, interest was payable at the Company's option, either in cash or Series B (non-convertible) PIK Debentures. From June 1, 1995 to September 30, 1996, the Company elected to pay interest in cash. Total cash interest payments were $17.0 million for 1996 and $15.3 million for 1995. On March 23, 1995, the Company redeemed all of the debentures held by MGCC for $24.5 million. On September 30, 1996, the Company called for the redemption of all of its outstanding PIK Debentures. MC, MIC and MCC elected to exercise their right to convert $179.5 million of the PIK Debentures into 3,888 shares of common stock of the Company. The remaining $24.5 million of PIK Debentures held by MRC were redeemed for cash.

         As of December 31, 1995, it was not practical to estimate the fair value of the PIK Debentures. The instrument was carried at its face amount plus accrued interest. The debt was not traded and the cost was prohibitive to have a valuation of the company performed in order to establish the fair value of the conversion feature.

         Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt other than the PIK Debentures at December 31, 1996 and 1995 approximates carrying value at those dates.

         The Company has agreed to pay MC a guarantee fee on the outstanding principal balance of the 1990 Guaranteed Subordinated Loan, all financing obtained from MIC, the 1994 commercial bank financing, and the commercial bank discretionary line of credit. The guarantee fee is calculated on a daily basis in an amount equal to 1.125% per annum for guaranteed loans extending to January 4, 1995, .60% per annum for guaranteed loans extending to June 3, 1996 and .30% per annum for guaranteed loans effective June 3, 1996 and thereafter. The guarantee fee expense for 1996, 1995 and 1994 was $.9 million, $2.2 million and $4.3 million, respectively.

         The note payable to an Avonite stockholder in the amount of $11.2 million as of December 31, 1996, is secured by a stock pledge by and between the Avonite stockholder and the other Avonite minority stockholders. The unsecured Priority Promissory Note, which has been assigned by the Company to the Avonite minority stockholders, has a balance of $1.1 million at December 31, 1996. Interest on these two notes is calculated at the prime interest rate plus 2%, of which any unpaid amounts are added to the unpaid principal balance at the end of each year. Repayment of both principal and interest is dependent on the cash position of Avonite at each quarter end with all outstanding amounts ultimately due on July 1, 2006. The Industrial Revenue Bond, secured by property and land, requires monthly payments of principal and interest based on the prime interest rate. This Bond, which had a balance of $.6 million at December 31, 1996, is due May 1, 2008 and is guaranteed by the Company.

         Of the $310.0 million of debt outstanding at December 31, 1996, no significant amounts are due to be repaid within the next five years.

11.      OTHER ITEMS

         (In millions)                                                      1996             1995          1994
                                                                           ------           ------        -----
         Operating costs include:
            Maintenance and repairs of plant and equipment                 $36.0            $31.8         $28.3
            Research and development                                        13.0             11.9          13.1


12.      EQUITY

         The Subscription and Stockholders Agreement ("Stockholders Agreement"), dated January 31, 1990, and as amended June 4, 1993, among MC, MIC, Blackstone Capital Partners L.P., Blackstone Family Investment Partnership L.P., Holdings, Middle, Acquisition and certain management investors provided for the initial capitalization of Holdings. Under the Stockholders Agreement, management investors acquired from Holdings 1,250 shares of common stock ("Acquired Shares") in return for shares of Aristech common stock and cash with a combined total value of $12.5 million. MC and MIC together acquired from Holdings 7,500 shares of common stock for $84.7 million and the Blackstone partnerships together acquired from Holdings 250 shares of common stock for $2.8 million. In addition, management investors received, at no cost, 850 shares of Holding's common stock ("Restricted Shares").

         On March 23, 1995, the Company exercised its call option with respect to 2,245 shares of common stock held by the management investors and the Blackstone partnerships at the established price of $30,431 per share, in addition to options on 200 shares granted to the management investors by the Performance Option Plan ("POP")(see Note 14). The shares and options were purchased using proceeds obtained from issuing 2,550 shares of common stock to MC and MIC at the established price.

         Deferred compensation had been recognized for the established price of the Restricted Shares and for the difference between the established price of the Acquired Shares and the amount paid by management investors for such shares. The deferred compensation was amortized over the restriction period beginning on March 1990 and ending on March 1995.

         On February 22, 1996, a cash dividend of $1,990 per share was declared to holders of record of the Company's common stock as of that date and was paid in June 1996.

         An additional 4,858 shares of common stock were issued on September 30, 1996 when MC, MIC and MCC exercised an option to convert their PIK Debentures and PIK Preferred Stock (see Notes 1, 10 and 13).

13.      REDEEMABLE PREFERRED STOCK

         The PIK Preferred Stock, of which 1,000,000 shares were authorized, had a liquidation value of $100 per share plus all accumulated and unpaid dividends to the date of final distribution. Dividends were payable quarterly at the rate of 10% per annum. Prior to June 1, 1995, dividends were paid in additional shares of this PIK Preferred Stock rather than in cash. Additional shares issued in lieu of cash dividends were $1.5 million in 1995 and $5.2 million in 1994. All dividends payable on or after June 1, 1995 were paid in cash. Total cash dividends for 1996 and 1995 were $4.2 million and $3.8 million, respectively. This PIK Preferred Stock was convertible at the option of the holder(s) into 7% of the Fully-Diluted Common Stock of the Company as defined in the Certificate of Designation for this issuance. The shares were also subject to redemption at the Company's option after March 1, 1995. Such redemptions would be at the liquidation value plus accrued and unpaid dividends.

         On March 23, 1995, the Company redeemed all of the shares held by MGCC for $6.1 million. On September 30, 1996 MC, MIC and MCC elected to convert $44.8 million of the PIK Preferred Stock into 970 shares of common stock. The shares held by MRC were redeemed for $6.2 million in cash.

         As of December 31, 1995 it was not practical to estimate the fair value of the PIK Preferred Stock. The instrument was carried at its face amount plus accrued dividends. The preferred stock was not traded and the cost was prohibitive to have a valuation of the Company performed in order to establish the fair value of the conversion feature.

14. PERFORMANCE STOCK OPTION PLAN ("PSOP"), PERFORMANCE OPTION PLAN ("POP") AND EMPLOYMENT COMPENSATION AGREEMENTS

         The PSOP was replaced by the POP in 1992 and, on January 4, 1993, the Stockholders Agreement was amended to terminate the POP and the Company entered into an Employment Compensation Agreement with each participant. This agreement provided for the payment of a fixed cash settlement amount to each participant, which was paid on January 3, 1995 to participants who had satisfied the requirement to remain employed through January 1, 1995. The payment was $27.0 million. The amount recorded to expense for this liability was $10.1 million in 1994.

15.      COMMITMENTS AND CONTINGENCIES

         Contract commitments for capital expenditures for property, plant and equipment totaled $16.8 million and $12.7 million at December 31, 1996 and 1995, respectively.

         The Company has agreed to indemnify USX Corporation ("USX") against certain claims or liabilities which USX may incur relating to USX's prior ownership and operation of the facilities transferred to the Company in 1986, including liabilities under laws relating to the protection of the environment and the workplace. Such liabilities have been provided for in the consolidated financial statements.

         As of December 31, 1996 and 1995, the Company had outstanding irrevocable standby letters of credit in the amount of $15.2 million and $16.0 million, respectively, primarily in connection with environmental matters.

         The Company is a defendant in a patent infringement suit filed by Phillips Petroleum Company ("Phillips") in 1987, in the United States District Court for the Southern District of Texas, captioned Phillips Petroleum Company v. Aristech Chemical Corporation, Civil Action No. H87-3445. The complaint alleges infringement of two patents related to the production of polypropylene, which have since expired. The Company and Phillips each filed motions for summary judgment which were referred to a Special Master. The Special Master issued a lengthy recommendation to find in the Company's favor, and Phillips filed a motion to reject the Special Master's recommendation. A hearing on this motion was held on October 21, 1996. On November 19, 1996, the District Court granted the Company's motion for summary judgment and entered an order to that effect on November 19, 1996. A final judgment was entered on December 23, 1996. Phillips has filed a notice of appeal.

         The Company is subject to pervasive environmental laws and regulations concerning the production, handling, storage, transportation, emission and disposal of waste materials and is also subject to other federal and state laws and regulations regarding health and safety matters. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect these laws and regulations will have on the Company in the future.

         The Company is also the subject of, or party to, a number of other pending or threatened legal actions involving a variety of matters. In the opinion of management, any ultimate liability arising from these contingencies, to the extent not otherwise provided for, should not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

         The Company has entered into an agreement with the Pittsburgh Economic Industrial Development Corporation ("PEIDC") for the construction of a new polypropylene technical center. The Company has entered into a 20 year lease agreement for the facility which will begin upon completion of construction and is obligated to assist in financing the construction in the amount of $8.2 million which will be repaid over the term of the lease.

16.      ASSETS HELD FOR SALE

         In November 1994, the Company announced that a letter of intent had been signed with Ashland, Inc. for the purchase of the Company's unsaturated polyester resin, polyester distribution and maleic anhydride businesses (the "Polyester Group"). The sale was completed in April 1995 for $91.9 million. Losses of $3.5 million in 1995 and $6.2 million in 1994 were recorded primarily due to the write-off of excess cost over assets acquired, anticipated severance costs and less than projected operating income of the Polyester Group through April 1995. The net sales and operating income of the Polyester Group, excluding certain corporate charges, for 1994 was $135.3 million and $3.9 million, respectively.

         In November 1995, the Company announced that a letter of intent had been signed with Koppers Industries, Inc. for the purchase of the Company's coal chemicals business. The sale was completed in April 1996. Losses of $3.9 million in 1996 and $7.9 million in 1995 were recorded primarily due to the write-off of excess cost over assets acquired.

         The net sales and operating income of coal chemicals, excluding certain corporate charges, for 1996, 1995 and 1994 were as follows:

         (In millions)                                     1996               1995               1994
                                                          ------             ------             -----
              Net sales                                   $ 19.1             $ 76.0             $ 69.1
              Operating income                               2.6               10.3                9.1

         The net assets to be purchased by Koppers Industries, Inc. totaling $42.3 million at December 31, 1995 are reflected on the consolidated balance sheet as net assets held for sale and include accounts receivable of $10.3 million, inventory of $4.9 million, net property, plant and equipment of $28.2 million and accounts payable of $9.0 million.

17.      SUBSEQUENT EVENTS

         On February 26, 1997, a cash dividend of $558 per share was declared to holders of record of the Company's common stock as of that date, to be paid on April 24, 1997.

         Effective March 3, 1997, the $100.0 million MC Term Loan was prepaid in its entirety using proceeds from the MIC Revolving Loan by increasing the commitment amount of the facility to $250.0 million. Concurrently, the guarantee fee payable to MC was reduced to .1875% per annum for guaranteed loans effective March 3, 1997, and thereafter.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 19, 1997.

                                             ARISTECH CHEMICAL CORPORATION

                                             By  /s/ MICHAEL J. EGAN
                                                -----------------------------
                                                    Michael J. Egan
                                                Senior Vice President and
                                                 Chief Financial Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated and on the dates indicated.

                 SIGNATURE                                     TITLE                                     DATE
         /s/ JIRO KAMIMURA                       Chairman of the Board,                           March 19, 1997
----------------------------------------         Chief Executive Officer and Director
            Jiro Kamimura                        (Principal Executive Officer)

     /s/ CHARLES W. HAMILTON                     President, Chief Operating Officer and           March 19, 1997
----------------------------------------         Director
         Charles W. Hamilton

         /s/ MICHAEL J. EGAN                     Senior Vice President,                           March 19, 1997
----------------------------------------         Chief Financial Officer and Director
           Michael J. Egan                       (Principal Financial Officer)

      /s/ MICHAEL J. PRENDERGAST                 Corporate Comptroller                            April 1, 1997
----------------------------------------         (Principal Accounting Officer)
           Michael J. Prendergast

        /s/ MASATAKE BANDO                       Director                                         March 27, 1997
----------------------------------------
            Masatake Bando

           /s/ HAJIME KOGA                       Director                                         March 25, 1997
----------------------------------------
               Hajime Koga

       /s/ YOSHIZO SHIMIZU                       Director                                         March 26, 1997
----------------------------------------
            Yoshizo Shimizu

            /s/ YASUO SONE                       Director                                         March 25, 1997
----------------------------------------
               Yasuo Sone

          /s/ MUNEO SUZUKI                       Director                                         March 26, 1997
----------------------------------------
             Muneo Suzuki

          /s/ TAKAYORI TSUBOI                    Director                                         March 20, 1997
----------------------------------------
            Takayori Tsuboi

Supplemental Information to be Furnished with Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act.

The registrant has not sent to its security holders any annual report covering the registrant's last fiscal year, nor sent any proxy statement, form of proxy or other proxy soliciting material to more than ten of the registrant's security holders with respect to any annual or other meeting of security holders.